SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 October 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 23 September 2024
99.2	Transaction in Own Shares dated 24 September 2024
99.3	Transaction in Own Shares dated 25 September 2024
99.4	Publication of Final Terms dated 25 September 2024
99.5	Transaction in Own Shares dated 26 September 2024
99.6	Transaction in Own Shares dated 27 September 2024
99.7	Transaction in Own Shares dated 30 September 2024
99.8	Transaction in Own Shares dated 01 October 2024
99.9	Transaction in Own Shares dated 02 October 2024
99.10	Transaction in Own Shares dated 03 October 2024
99.11	Transaction in Own Shares dated 04 October 2024

Exhibit No: 99.1

23 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	20 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 79.7200

Highest price paid per share:	£ 80.4000

Average price paid per share:	£ 80.0071

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,410,765 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1308F_1-2024-9-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 20 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 80.4000
Lowest price paid (per ordinary share)	£ 79.7200
Volume weighted average price paid(per ordinary share)	£ 80.0071

Exhibit No: 99.2

24 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 80.0600

Highest price paid per share:	£ 80.7800

Average price paid per share:	£ 80.3261

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,395,765 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3254F_1-2024-9-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 23 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 80.7800
Lowest price paid (per ordinary share)	£ 80.0600
Volume weighted average price paid(per ordinary share)	£ 80.3261

Exhibit No: 99.3

25 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	24 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 80.8200

Highest price paid per share:	£ 82.2000

Average price paid per share:	£ 81.5034

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,380,765 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5122F_1-2024-9-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 24 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 82.2000
Lowest price paid (per ordinary share)	£ 80.8200
Volume weighted average price paid(per ordinary share)	£ 81.5034

Exhibit No: 99.4

25 September 2024

InterContinental Hotels Group PLC
Publication of Final Terms

The following final terms are available for viewing:

-     Final Terms dated 25 September 2024 in respect of an issue of €750,000,000 3.625 per cent. Notes due 27 September 2031 (the "Notes") by IHG Finance LLC (the "Issuer") (the "Final Terms"), unconditionally and irrevocably guaranteed by Six Continents Limited, InterContinental Hotels Limited and InterContinental Hotels Group PLC (together, the "Guarantors"), and issued under the £4,000,000,000 Euro Medium Term Note Programme established by InterContinental Hotels Group PLC and the Issuer.

The Final Terms must be read in conjunction with the Base Prospectus dated 19 September 2024, including all documents incorporated by reference (the "Base Prospectus"), which constitutes a base prospectus for the purposes of Article 8 of the UK Prospectus Regulation. Full information on the Issuer and the Guarantors and in respect of the Notes is only available on the basis of the combination of the Base Prospectus and the Final Terms.

To view the full Final Terms, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/6668F_1-2024-9-25.pdf

A copy of the Final Terms will also be available in due course for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

DISCLAIMER - INTENDED ADDRESSEES:

The distribution of the Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Access to this document is provided for information and reference purposes only and does not constitute an offer or the solicitation of any offer or sale by the Issuer or Guarantors in any way.

In particular, the Base Prospectus and the Final Terms in respect of the Notes do not constitute an offer of securities for sale in the United States of America (the "U.S."). The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the U.S. and may not be offered, sold or delivered within the U.S. or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the securities laws of the applicable state or other jurisdiction of the U.S.

Your right to access this service is conditional upon complying with the above requirement.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072) Email: investors@ihg.com
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407) Email: externalcommunication@ihg.com

About IHG Hotels & Resorts:

IHG Hotels & Resorts (LON:IHG for Ordinary Shares, NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,400 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Exhibit No: 99.5

26 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	25 September 2024

Aggregate number of ordinary shares purchased:	14,760

Lowest price paid per share:	£ 82.0600

Highest price paid per share:	£ 82.9800

Average price paid per share:	£ 82.4699

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,366,005 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7058F_1-2024-9-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 14,760 (ISIN: GB00BHJYC057)

Date of purchases: 25 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	14,760
Highest price paid (per ordinary share)	£ 82.9800
Lowest price paid (per ordinary share)	£ 82.0600
Volume weighted average price paid(per ordinary share)	£ 82.4699

Exhibit No: 99.6

27 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	26 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 82.0200

Highest price paid per share:	£ 83.3400

Average price paid per share:	£ 82.6141

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,351,005 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8967F_1-2024-9-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 26 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 83.3400
Lowest price paid (per ordinary share)	£ 82.0200
Volume weighted average price paid(per ordinary share)	£ 82.6141

Exhibit No: 99.7

30 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	27 September 2024

Aggregate number of ordinary shares purchased:	5,000

Lowest price paid per share:	£ 82.7800

Highest price paid per share:	£ 84.0000

Average price paid per share:	£ 83.3857

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,346,005 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1164G_1-2024-9-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 5,000 (ISIN: GB00BHJYC057)

Date of purchases: 27 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	5,000
Highest price paid (per ordinary share)	£ 84.0000
Lowest price paid (per ordinary share)	£ 82.7800
Volume weighted average price paid(per ordinary share)	£ 83.3857

Exhibit No: 99.8

01 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	30 September 2024

Aggregate number of ordinary shares purchased:	9,905

Lowest price paid per share:	£ 81.2600

Highest price paid per share:	£ 84.0400

Average price paid per share:	£ 82.4391

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,336,100 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3432G_1-2024-9-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 9,905 (ISIN: GB00BHJYC057)

Date of purchases: 30 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	9,905
Highest price paid (per ordinary share)	£ 84.0400
Lowest price paid (per ordinary share)	£ 81.2600
Volume weighted average price paid(per ordinary share)	£ 82.4391

Exhibit No: 99.9

02 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	01 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 80.2400

Highest price paid per share:	£ 82.1800

Average price paid per share:	£ 81.3177

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,326,100 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5503G_1-2024-10-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 01 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 82.1800
Lowest price paid (per ordinary share)	£ 80.2400
Volume weighted average price paid(per ordinary share)	£ 81.3177

Exhibit No: 99.10

03 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	02 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 79.8200

Highest price paid per share:	£ 80.9000

Average price paid per share:	£ 80.5068

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,316,100 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7321G_1-2024-10-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 02 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 80.9000
Lowest price paid (per ordinary share)	£ 79.8200
Volume weighted average price paid(per ordinary share)	£ 80.5067

Exhibit No: 99.11

04 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	03 October 2024

Aggregate number of ordinary shares purchased:	9,918

Lowest price paid per share:	£ 81.2800

Highest price paid per share:	£ 82.4200

Average price paid per share:	£ 81.8675

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,306,182 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9053G_1-2024-10-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 9,918 (ISIN: GB00BHJYC057)

Date of purchases: 03 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	9,918
Highest price paid (per ordinary share)	£ 82.4200
Lowest price paid (per ordinary share)	£ 81.2800
Volume weighted average price paid(per ordinary share)	£ 81.8675

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	04 October 2024